UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April  2 , 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 1, 2010.

Luxottica: monthly update on share buyback program

Milan, Italy — April 1, 2010 - In connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009 and launched on November 16, 2009, Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that during the month of March it purchased under that buyback program an aggregate amount of 284,712 treasury shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 19.01 per share, for an aggregate amount of Euro 5,412,069.

In parallel, Luxottica Group’s subsidiary, Arnette Optics Illusions Inc., sold during the same period on the MTA an aggregate amount of 370,000 treasury shares, at an average unit price of Euro 19.18 per share, for an aggregate amount of Euro 7,096,908.

Since the launch of the program, Luxottica Group purchased an aggregate total amount of 1,898,866 treasury shares, at an average unit price of Euro 17.61 per share, for an aggregate amount of Euro 33,447,238. In parallel, Luxottica Group’s subsidiary Arnette Optics Illusions Inc. sold an aggregate total amount of 2,292,307 treasury shares, at an average unit price of Euro 17.70 per share, for an aggregate amount of Euro 40,574,917.

Set forth below is the text of a press release issued on April 2, 2010.

BOARD OF DIRECTORS REPORT TO THE STOCKHOLDERS MEETING PUBLICLY AVAILABLE

Milan, April 2, 2010 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, announced today that the Report of the Board of Directors to the Stockholders Meeting to be convened on April 29, 2010, on first call, and April 30, 2010, on second call, is available at the Company’s registered office and at Borsa Italiana (www.borsaitaliana.it).

Additionally, the Company filed with the U.S. Securities and Exchange Commission the Proxy Statement relating to this Stockholders Meeting to be sent to holders of the Company’s American Depositary Shares. Both the Report and the Proxy Statement are available on the Company’s website at www.luxottica.com.

Given the share capital structure of the Company as well as our experience from past meetings, it is likely that the ordinary meeting will take place on April 29, 2010.

On April 2, 2010, in accordance with Italian law, the requisite Italian Internal Dealing forms were filed with Borsa and CONSOB to disclose the transactions described below.

On March 29, 2010, Delfin S.a.r.l. sold to Enrico Cavatorta, a director and the Chief Financial Officer of Luxottica Group S.p.A. (the “Company”), pursuant to grants made to him under the Delfin plan, 200,000 ordinary shares of the stock of the Company at a strike price of Euro 13.67 per share, for an aggregate purchase price of Euro 2,734,000.

Through a series of transactions completed on the Milan Stock Exchange’s Mercato Telematico Azionario, Mr. Cavatorta sold:

•      45,000 ordinary shares of the Company on March 30, 2010, with average price per share of Euro 20.0032;

•      100,000 ordinary shares of the Company on March 31, 2010, with average price per share of Euro 20.0618; and

•      55,000 ordinary shares of the Company on April 1, 2010, with average price per share equal to Euro 19.9768.

Delfin plan was established in 2004.  At that time, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing, at that time, 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share. The stock options to be issued under the stock option plan vested upon meeting certain economic objectives in June 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 2, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER